File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Monroe Capital Corporation, Monroe Capital Income Plus Corporation, Monroe Capital BDC Advisors, LLC, Monroe Capital Management Advisors, LLC, Monroe Capital Asset Management LLC, Monroe Capital Management LLC, Monroe Capital CLO Manager LLC, Monroe Capital CLO Manager II LLC, Monroe Capital Partners Fund Advisors, Inc., Monroe Capital Partners Fund II Advisors, Inc., MRCC Holding Company I, LLC, MRCC Holding Company II, LLC, MRCC Holding Company III, LLC, MRCC Holding Company IV, LLC, MRCC Holding Company V, LLC, MRCC Holding Company VI, LLC, MRCC Holding Company VII, LLC, MRCC Holding Company VIII, LLC, MRCC Holding Company IX, LLC, MRCC Holding Company X, LLC, MRCC Holding Company XI, LLC, MRCC Holding Company XII, LLC, MRCC Holding Company XIII, LLC, MRCC Holding Company XIV, LLC, MRCC Holding Company XV, LLC, MRCC Holding Company XVI, LLC, MRCC Holding Company XVII, LLC, MRCC Holding Company XVIII, LLC, MRCC Holding Company XIX, LLC, MRCC Holding Company XX, LLC, MC Income Plus Financing SPV LLC, Monroe Capital Income Plus ABS Funding, LLC, MCIP Holding Company I, LLC, MCIP Holding Company II, LLC , MCIP Holding Company III, LLC , MCIP Holding Company IV, LLC, MCIP Holding Company V, LLC , MCIP Holding Company VI, LLC, MCIP Holding Company VII, LLC, MCIP Holding Company VIII, LLC, MCIP Holding Company IX, LLC, MCIP Holding Company X, LLC, MCIP Holding Company XI, LLC, MCIP Holding Company XII, LLC, MCIP Holding Company XIII, LLC, MCIP Holding Company XIV, LLC, MCIP Holding Company XV, LLC, MCIP Holding Company XVI, LLC, MCIP Holding Company XVII, LLC, MCIP Holding Company XVIII, LLC, Monroe (NP) U.S. Private Debt Fund LP, Monroe Capital Fund SCSp SICAV-RAIF - Private Credit Fund (Marsupial), Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III, Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III (Unleveraged), Monroe Capital CLO 2014-1. Ltd., Monroe Capital MML CLO 2016-1, Ltd., Monroe Capital MML CLO 2017-1, Ltd., Monroe Capital MML CLO VI, Ltd., Monroe Capital MML CLO VII, Ltd., Monroe Capital MML CLO VIII, Ltd., Monroe Capital MML CLO IX, Ltd., Monroe Capital MML CLO X, LLC, Monroe Capital MML CLO XI, Ltd., Monroe Capital MML CLO XII, Ltd., Monroe Capital MML CLO XIII, LLC, Monroe Capital MML CLO XIV, Ltd., Monroe Capital MML CLO XV, Ltd., Monroe Capital Opportunistic Private Credit Master Fund SCSp, Monroe Capital Opportunistic II Private Credit Master Fund SCSp SICAV-RAIF, Monroe Capital Partners Fund II, LP, Monroe Capital Partners Fund, L.P., Monroe Capital Private Credit Fund 559 LP, Monroe Capital Private Credit Fund I LP, Monroe Capital Private Credit Fund II (Unleveraged Offshore) LP, Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP, Monroe Capital Private Credit Fund II (Unleveraged) LP, Monroe Capital Private Credit Fund II LP, Monroe Capital Private Credit Fund III (Unleveraged) LP, Monroe Capital Private Credit Fund III LP, Monroe Capital Private Credit Fund L LP, Monroe Capital Private Credit Fund VT LP, Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp, Monroe Capital Private Credit Master Fund IV SCSp, Monroe Capital Private Credit STARR (Unleveraged) Master Fund 1 LP, Monroe Capital Private Credit STARR Fund 1 LP, Monroe Capital Private Credit Versailles Master Fund SCSp SICAV-RAIF, Monroe Opportunistic Fund GG, LLC, Monroe Private Credit Fund A LP, Monroe FCM Direct Loan Fund, LP, Monroe Capital Fund O, LLC, Monroe Capital Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Panther Lender MRCC BDC, LLC, Panther Lender MCIP BDC, LLC

311 South Wacker Drive, Suite 6400

Chicago, IL 60606

All Communications, Notices and Orders to:

Theodore Koenig

Chief Executive Officer

Monroe Capital Corporation

311 South Wacker Drive, Suite 6400

Chicago, IL 60606

(312) 258-8300

tkoenig@monroecap.com

Copies to:

Steven B. Boehm, Esq.

Stephani Hildebrandt, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

September 26, 2022

I.              INTRODUCTION

A. Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Monroe Capital Corporation, et. al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B. Applicants Seeking Relief

•	Regulated Funds

o	Monroe Capital Corporation (“MRCC”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to MRCC is Monroe Capital BDC Advisors, LLC.

o	Monroe Capital Income Plus Corporation (“MCIP,” and together with MRCC, the “Existing Regulated Funds”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to MCIP is Monroe Capital BDC Advisors, LLC.

•	Advisers

o	Monroe Capital BDC Advisors, LLC (“MC Advisors”), a Delaware limited partnership that serves as the investment adviser to MRCC and MCIP on behalf of itself and its successors.[3] MC Advisors is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Certain of the Applicants previously submitted an application with the Commission (File No. 812-14028), as filed, and amended and restated and filed, with the Commission on April 18, 2012, February 27, 2013, June 5, 2013, November 27, 2013, July 16, 2014 and September 5, 2014 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 31253 dated September 19, 2014 and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 31286 dated October 15, 2014. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

o	Monroe Capital Management Advisors, LLC (“MCMA”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds (as defined below) on behalf of itself and its successors. MCMA is an investment adviser registered under the Advisers Act.

o	Monroe Capital Asset Management LLC (“MCAM”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors. MCAM is an investment adviser registered under the Advisers Act because it is a relying adviser of MCMA.

o	Monroe Capital Management LLC (“MCM”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors. MCM is an investment adviser registered under the Advisers Act because it is a relying adviser of MCMA.

o	Monroe Capital CLO Manager LLC (“MCCM”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors. MCCM is an investment adviser registered under the Advisers Act because it is a relying adviser of MCMA.

o	Monroe Capital CLO Manager II LLC (“MCCM II”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors. MCCM II is an investment adviser registered under the Advisers Act because it is a relying adviser of MCMA.

o	Monroe Capital Partners Fund Advisors, Inc. (“MCPFA”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors. MCPFA is an investment adviser registered under the Advisers Act because it is a relying adviser of MCMA.

o	Monroe Capital Partners Fund II Advisors, Inc. (“MCPFA II,” and collectively with MC Advisors, MCMA, MCAM, MCM, MCCM, MCCM II, and MCPFA, the “Existing Advisers”), a Delaware limited liability company that serves as the investment adviser to certain Existing Affiliated Funds on behalf of itself and its successors. MCPFA II is an investment adviser registered under the Advisers Act because it is a relying adviser of MCMA.

•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of the Existing Regulated Funds.

•	Certain existing Affiliated Funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries, the “Applicants”).

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.             Applicants’ Proposal

A.	Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

C.	Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4

4 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

III.           STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.           REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5

V.            PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Theodore Koenig

Chief Executive Officer

Monroe Capital Corporation

311 South Wacker Drive, Suite 6400

Chicago, IL 60606

(312) 258-8300

tkoenig@monroecap.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Stephani Hildebrandt, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

5 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.2.

B. Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 26th day of September, 2022.

Monroe Capital Corporation

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Income Plus Corporation

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President and Chief Executive Officer

Monroe Capital BDC Advisors, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Management Advisors, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Asset Management LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Management LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital CLO Manager LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital CLO Manager II LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Partners Fund Advisors, Inc.

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Partners Fund II Advisors, Inc.

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Existing Wholly-Owned Subsidiaries:

MRCC Holding Company I, LLC
MRCC Holding Company II, LLC
MRCC Holding Company III, LLC
MRCC Holding Company IV, LLC
MRCC Holding Company V, LLC
MRCC Holding Company VI, LLC
MRCC Holding Company VII, LLC
MRCC Holding Company VIII, LLC
MRCC Holding Company IX, LLC
MRCC Holding Company X, LLC
MRCC Holding Company XI, LLC
MRCC Holding Company XII, LLC
MRCC Holding Company XIII, LLC
MRCC Holding Company XIV, LLC
MRCC Holding Company XV, LLC
MRCC Holding Company XVI, LLC
MRCC Holding Company XVII, LLC
MRCC Holding Company XVIII, LLC
MRCC Holding Company XIX, LLC
MRCC Holding Company XX, LLC
MC Income Plus Financing SPV LLC
Monroe Capital Income Plus ABS Funding, LLC
MCIP Holding Company I, LLC
MCIP Holding Company II, LLC
MCIP Holding Company III, LLC
MCIP Holding Company IV, LLC
MCIP Holding Company V, LLC
MCIP Holding Company VI, LLC
MCIP Holding Company VII, LLC
MCIP Holding Company VIII, LLC
MCIP Holding Company IX, LLC
MCIP Holding Company X, LLC
MCIP Holding Company XI, LLC
MCIP Holding Company XII, LLC
MCIP Holding Company XIII, LLC
MCIP Holding Company XIV, LLC
MCIP Holding Company XV, LLC
MCIP Holding Company XVI, LLC
MCIP Holding Company XVII, LLC
MCIP Holding Company XVIII, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Authorized Signatory

Existing Affiliated Funds:

Monroe (NP) U.S. Private Debt Fund LP
Monroe Capital Fund SCSp SICAV-RAIF - Private Credit Fund (Marsupial)
Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III
Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III (Unleveraged)
Monroe Capital CLO 2014-1. Ltd.
Monroe Capital MML CLO 2016-1, Ltd.
Monroe Capital MML CLO 2017-1, Ltd.
Monroe Capital MML CLO VI, Ltd.
Monroe Capital MML CLO VII, Ltd.
Monroe Capital MML CLO VIII, Ltd.
Monroe Capital MML CLO IX, Ltd.
Monroe Capital MML CLO X, LLC
Monroe Capital MML CLO XI, Ltd.
Monroe Capital MML CLO XII, Ltd.
Monroe Capital MML CLO XIII, LLC
Monroe Capital MML CLO XIV, Ltd.
Monroe Capital MML CLO XV, Ltd.
Monroe Capital Opportunistic Private Credit Master Fund SCSp
Monroe Capital Opportunistic II Private Credit Master Fund SCSp SICAV-RAIF
Monroe Capital Partners Fund II, LP
Monroe Capital Partners Fund, L.P.
Monroe Capital Private Credit Fund 559 LP
Monroe Capital Private Credit Fund I LP
Monroe Capital Private Credit Fund II (Unleveraged Offshore) LP
Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP
Monroe Capital Private Credit Fund II (Unleveraged) LP
Monroe Capital Private Credit Fund II LP
Monroe Capital Private Credit Fund III (Unleveraged) LP
Monroe Capital Private Credit Fund III LP
Monroe Capital Private Credit Fund L LP
Monroe Capital Private Credit Fund VT LP
Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp
Monroe Capital Private Credit Master Fund IV SCSp
Monroe Capital Private Credit STARR (Unleveraged) Master Fund 1 LP
Monroe Capital Private Credit STARR Fund 1 LP
Monroe Capital Private Credit Versailles Master Fund SCSp SICAV-RAIF
Monroe Opportunistic Fund GG, LLC
Monroe Private Credit Fund A LP
Monroe FCM Direct Loan Fund, LP
Monroe Capital Fund O, LLC
Monroe Capital Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
Panther Lender MRCC BDC, LLC
Panther Lender MCIP BDC, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Authorized Signatory

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached Application dated as of September 26, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below; and that all actions by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument have been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Monroe Capital Corporation

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Income Plus Corporation

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: President and Chief Executive Officer

Monroe Capital BDC Advisors, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Management Advisors, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Asset Management LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Management LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital CLO Manager LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital CLO Manager II LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Partners Fund Advisors, Inc.

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Monroe Capital Partners Fund II Advisors, Inc.

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

Existing Wholly-Owned Subsidiaries:

MRCC Holding Company I, LLC
MRCC Holding Company II, LLC
MRCC Holding Company III, LLC
MRCC Holding Company IV, LLC
MRCC Holding Company V, LLC
MRCC Holding Company VI, LLC
MRCC Holding Company VII, LLC
MRCC Holding Company VIII, LLC
MRCC Holding Company IX, LLC
MRCC Holding Company X, LLC
MRCC Holding Company XI, LLC
MRCC Holding Company XII, LLC
MRCC Holding Company XIII, LLC
MRCC Holding Company XIV, LLC
MRCC Holding Company XV, LLC
MRCC Holding Company XVI, LLC
MRCC Holding Company XVII, LLC
MRCC Holding Company XVIII, LLC
MRCC Holding Company XIX, LLC
MRCC Holding Company XX, LLC
MC Income Plus Financing SPV LLC
Monroe Capital Income Plus ABS Funding, LLC
MCIP Holding Company I, LLC
MCIP Holding Company II, LLC
MCIP Holding Company III, LLC
MCIP Holding Company IV, LLC
MCIP Holding Company V, LLC
MCIP Holding Company VI, LLC
MCIP Holding Company VII, LLC
MCIP Holding Company VIII, LLC
MCIP Holding Company IX, LLC
MCIP Holding Company X, LLC
MCIP Holding Company XI, LLC
MCIP Holding Company XII, LLC
MCIP Holding Company XIII, LLC
MCIP Holding Company XIV, LLC
MCIP Holding Company XV, LLC
MCIP Holding Company XVI, LLC
MCIP Holding Company XVII, LLC
MCIP Holding Company XVIII, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Authorized Signatory

Existing Affiliated Funds:

Monroe (NP) U.S. Private Debt Fund LP
Monroe Capital Fund SCSp SICAV-RAIF - Private Credit Fund (Marsupial)
Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III
Monroe Capital Fund SCSp SICAV RAIF-Private Credit Fund III (Unleveraged)
Monroe Capital CLO 2014-1. Ltd.
Monroe Capital MML CLO 2016-1, Ltd.
Monroe Capital MML CLO 2017-1, Ltd.
Monroe Capital MML CLO VI, Ltd.
Monroe Capital MML CLO VII, Ltd.
Monroe Capital MML CLO VIII, Ltd.
Monroe Capital MML CLO IX, Ltd.
Monroe Capital MML CLO X, LLC
Monroe Capital MML CLO XI, Ltd.
Monroe Capital MML CLO XII, Ltd.
Monroe Capital MML CLO XIII, LLC
Monroe Capital MML CLO XIV, Ltd.
Monroe Capital MML CLO XV, Ltd.
Monroe Capital Opportunistic Private Credit Master Fund SCSp
Monroe Capital Opportunistic II Private Credit Master Fund SCSp SICAV-RAIF
Monroe Capital Partners Fund II, LP
Monroe Capital Partners Fund, L.P.
Monroe Capital Private Credit Fund 559 LP
Monroe Capital Private Credit Fund I LP
Monroe Capital Private Credit Fund II (Unleveraged Offshore) LP
Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP
Monroe Capital Private Credit Fund II (Unleveraged) LP
Monroe Capital Private Credit Fund II LP
Monroe Capital Private Credit Fund III (Unleveraged) LP
Monroe Capital Private Credit Fund III LP
Monroe Capital Private Credit Fund L LP
Monroe Capital Private Credit Fund VT LP
Monroe Capital Private Credit Master Fund IV (Unleveraged) SCSp
Monroe Capital Private Credit Master Fund IV SCSp
Monroe Capital Private Credit STARR (Unleveraged) Master Fund 1 LP
Monroe Capital Private Credit STARR Fund 1 LP
Monroe Capital Private Credit Versailles Master Fund SCSp SICAV-RAIF
Monroe Opportunistic Fund GG, LLC
Monroe Private Credit Fund A LP
Monroe FCM Direct Loan Fund, LP
Monroe Capital Fund O, LLC
Monroe Capital Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
Panther Lender MRCC BDC, LLC
Panther Lender MCIP BDC, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Authorized Signatory

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

Monroe capital corporation

WHEREAS, the U.S. Securities and Exchange Commission (the “Commission”) previously issued an order to the Corporation, along with other affiliated applicants, under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”); and

WHEREAS, the Board believes it is in the best interests of the Corporation to file an application with the Commission (the “Application”) for an order to amend the Prior Order to revise the definition of “Follow-On Investment” (as reflected in the Application), a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer, Secretary, and Chief Compliance Officer of the Corporation (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause the Application to be prepared, executed, delivered and filed with the Commission, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS

Monroe capital income plus corporation

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”), a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary, and Chief Compliance Officer of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Schedule A

Existing Wholly-Owned Subsidiaries of Monroe Capital Corporation:

MRCC HOLDING COMPANY I, LLC

MRCC HOLDING COMPANY II, LLC

MRCC HOLDING COMPANY III, LLC

MRCC HOLDING COMPANY IV, LLC

MRCC HOLDING COMPANY V, LLC

MRCC HOLDING COMPANY VI, LLC

MRCC HOLDING COMPANY VII, LLC

MRCC HOLDING COMPANY VIII, LLC

MRCC HOLDING COMPANY IX, LLC

MRCC HOLDING COMPANY X, LLC

MRCC HOLDING COMPANY XI, LLC

MRCC HOLDING COMPANY XII, LLC

MRCC HOLDING COMPANY XIII, LLC

MRCC HOLDING COMPANY XIV, LLC

MRCC HOLDING COMPANY XV, LLC

MRCC HOLDING COMPANY XVI, LLC

MRCC HOLDING COMPANY XVII, LLC

MRCC HOLDING COMPANY XVIII, LLC

MRCC HOLDING COMPANY XIX, LLC

MRCC HOLDING COMPANY XX, LLC

Existing Wholly-Owned Subsidiaries of Monroe Capital Income Plus Corporation:

MC INCOME PLUS FINANCING SPV LLC

MONROE CAPITAL INCOME PLUS ABS FUNDING, LLC

MCIP HOLDING COMPANY I, LLC

MCIP HOLDING COMPANY II, LLC

MCIP HOLDING COMPANY III, LLC

MCIP HOLDING COMPANY IV, LLC

MCIP HOLDING COMPANY V, LLC

MCIP HOLDING COMPANY VI, LLC

MCIP HOLDING COMPANY VII, LLC

MCIP HOLDING COMPANY VIII, LLC

MCIP HOLDING COMPANY IX, LLC

MCIP HOLDING COMPANY X, LLC

MCIP HOLDING COMPANY XI, LLC

MCIP HOLDING COMPANY XII, LLC

MCIP HOLDING COMPANY XIII, LLC

MCIP HOLDING COMPANY XIV, LLC

MCIP HOLDING COMPANY XV, LLC

MCIP HOLDING COMPANY XVI, LLC

MCIP HOLDING COMPANY XVII, LLC

MCIP HOLDING COMPANY XVIII, LLC

Schedule B

Each Existing Affiliated Fund is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) or Section 3(c)(7). Each of the Existing Affiliated Funds are advised by one of the Existing Advisers as set forth below.

Existing Advisers

MONROE CAPITAL BDC ADVISORS, LLC

MONROE CAPITAL MANAGEMENT ADVISORS

MONROE CAPITAL ASSET MANAGEMENT LLC

MONROE CAPITAL MANAGEMENT LLC

MONROE CAPITAL CLO MANAGER LLC

MONROE CAPITAL CLO MANAGER II LLC

MONROE CAPITAL PARTNERS FUND ADVISORS, INC.

MONROE CAPITAL PARTNERS FUND II ADVISORS, INC.

Existing Affiliated Funds

MONROE (NP) U.S. PRIVATE DEBT FUND LP

MONROE CAPITAL FUND SCSP SICAV-RAIF - PRIVATE CREDIT FUND (MARSUPIAL)

MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III

MONROE CAPITAL FUND SCSP SICAV RAIF-PRIVATE CREDIT FUND III (UNLEVERAGED)

MONROE CAPITAL CLO 2014-1. LTD.

MONROE CAPITAL MML CLO 2016-1, LTD.

MONROE CAPITAL MML CLO 2017-1, LTD.

MONROE CAPITAL MML CLO VI, LTD.

MONROE CAPITAL MML CLO VII, LTD.

MONROE CAPITAL MML CLO VIII, LTD.

MONROE CAPITAL MML CLO IX, LTD.

MONROE CAPITAL MML CLO X, LLC

MONROE CAPITAL MML CLO XI, LTD.

MONROE CAPITAL MML CLO XII, LTD.

MONROE CAPITAL MML CLO XIII, LLC

MONROE CAPITAL MML CLO XIV, LTD.

Monroe Capital MML CLO XV, Ltd.

MONROE CAPITAL OPPORTUNISTIC PRIVATE CREDIT MASTER FUND SCSP

Monroe Capital Opportunistic II Private Credit Master Fund SCSp SICAV-RAIF

MONROE CAPITAL PARTNERS FUND II, LP

MONROE CAPITAL PARTNERS FUND, L.P.

MONROE CAPITAL PRIVATE CREDIT FUND 559 LP

MONROE CAPITAL PRIVATE CREDIT FUND I LP

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED OFFSHORE) LP

MONROE CAPITAL PRIVATE CREDIT FUND II-O (UNLEVERAGED OFFSHORE) LP

MONROE CAPITAL PRIVATE CREDIT FUND II (UNLEVERAGED) LP

MONROE CAPITAL PRIVATE CREDIT FUND II LP

MONROE CAPITAL PRIVATE CREDIT FUND III (UNLEVERAGED) LP

MONROE CAPITAL PRIVATE CREDIT FUND III LP

MONROE CAPITAL PRIVATE CREDIT FUND L LP

MONROE CAPITAL PRIVATE CREDIT FUND VT LP

MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV (UNLEVERAGED) SCSP

MONROE CAPITAL PRIVATE CREDIT MASTER FUND IV SCSP

MONROE CAPITAL PRIVATE CREDIT STARR (UNLEVERAGED) MASTER FUND 1 LP

MONROE CAPITAL PRIVATE CREDIT STARR FUND 1 LP

MONROE CAPITAL PRIVATE CREDIT VERSAILLES MASTER FUND SCSP SICAV-RAIF

MONROE OPPORTUNISTIC FUND GG, LLC

MONROE PRIVATE CREDIT FUND A LP

MONROE FCM DIRECT LOAN FUND, LP

MONROE CAPITAL FUND O, LLC

MONROE CAPITAL INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.

Panther Lender MRCC BDC, LLC

Panther Lender MCIP BDC, LLC